Exhibit 99.(h)(38)

EXPENSE WAIVER AGREEMENT

THIS AGREEMENT, dated as of August 1, 2014, is made and entered into by and between Tributary Funds, Inc. (the “Company”), on behalf of the investment series set forth on Schedule A attached hereto (each, a “Fund,” and collectively, the “Funds”), and First National Fund Advisors (the “Sub-Adviser”).

WHEREAS, the Sub-Adviser has been appointed the sub-investment adviser for the Tributary Income Fund and the Tributary Short-Intermediate Bond Fund pursuant to an Investment Sub-Advisory Agreement between the Company, on behalf of the  Tributary Income Fund and the Tributary Short-Intermediate Bond Fund, and the Sub-Adviser (the “Sub-Advisory Agreement”); and

WHEREAS, the Company and the Sub-Adviser desire to enter into the arrangements described herein relating to certain expenses of the Funds.

NOW, THEREFORE, the Company and the Sub-Adviser hereby agree as follows:

1.                  The Sub-Adviser agrees to a waiver of a percentage of its sub-advisory fee payable to it and/or reimburse other expenses of a Fund, during the period ending one year from the effective date of the registration statement of the Company, to the extent necessary to limit the total operating expenses of each Fund, exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Funds) listed in Schedule A. Such waiver/and or reimbursement by the Sub-Adviser shall be calculated on a daily basis.

2.                  This Agreement shall have an initial term expiring one year from the date of this Agreement for each Fund (the “Initial Term”).  The Sub-Adviser may extend this Agreement for each Fund before the expiration of the Initial Term, which extension shall automatically be effective for a term ending August 1st of the following year, and thereafter this Agreement shall automatically renew upon the end of the then current term for a new one-year term with respect to each Fund unless the Sub-Adviser provides written notice of the termination of this Agreement to the Board of Directors within 30 days prior to the end of the then current term for that Fund.

3.                  A copy of the Articles of Amendment and Second Amended and Restated Articles of Incorporation establishing the Company is on file with the Secretary of State of Nebraska, and notice is hereby given that this Agreement is executed by the Company on behalf of the Funds by an officer of the Company as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Directors, officers or shareholders individually but are binding only upon the assets and property belonging to the Funds.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

TRIBUTARY FUNDS, INC.		FIRST NATIONAL FUND ADVISORS

By:	/s/ Stephen Frantz	By:	/s/ Kurt Spieler
Name:	Stephen Frantz	Name:	Kurt Spieler
Title:	President and Director	Title:	Senior Managing Director

SCHEDULE A

FUND	EXPENSE CAP
Tributary Short-Intermediate Bond Fund	66.77% of the Advisor Fee Earned
Tributary Income Fund	66.77% of the Advisor Fee Earned

A-1